UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SEC FILE NUMBER
FORM 12b-25	001-34574

CUSIP NUMBER
NOTIFICATION OF LATE FILING	G89982113

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2015
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TransAtlantic Petroleum Ltd.

Full Name of Registrant

Former Name if Applicable

16803 Dallas Parkway

Address of Principal Executive Office (Street and Number)

Dallas, Texas 75001

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

TransAtlantic Petroleum Ltd. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2015 (the “Form 10-K”) within the prescribed time period without unreasonable effort and expense.  Due to the steep decline in oil prices during 2015, the classification of the Company’s Albanian segment as discontinued operations and the Company’s ongoing processes to sell assets and restructure its debt, the Company requires additional time to complete its 2015 consolidated financial statements, specifically as it relates to the Company’s Albanian segment.  In addition, the Company is in the process of finalizing its deferred income tax calculation and the impact on the consolidated financial statements.  The Company is also completing its evaluation of internal control over financial reporting.

Due to the precipitous decline in Brent crude oil prices during 2015, the borrowing base under the Company’s senior credit facility (the “Senior Credit Facility”) with BNP Paribas (Suisse) SA (“BNP Paribas”) and the International Finance Corporation (“IFC”) was decreased to $16.6 million effective December 30, 2015. The decline in the borrowing base resulted in a $15.5 million borrowing base deficiency under the Senior Credit Facility as of December 31, 2015.  As of December 31, 2015, the Company had $32.1 million outstanding under the Senior Credit Facility and no availability.

On December 30, 2015, the Company entered into a waiver with the lenders under the Senior Credit Facility with respect to certain defaults that existed as of December 30, 2015, including, among other things, the borrowing base deficiency, which the waiver requires to be repaid by March 31, 2016.

The Company expects to seek a waiver or extension from its lenders of the requirement to repay the borrowing base deficiency.  There is no assurance that the Company will be able to complete the sale of the assets or receive a waiver or an extension of the requirement to repay the borrowing base deficiency.

If the Company is unable to repay the borrowing base deficiency or obtain a waiver or extension by March 31, 2016, the Company will be in default under the Senior Credit Facility and cross-default under its outstanding convertible notes.  If the Company is in default under the Senior Credit Facility, the lenders could declare all outstanding principal and interest to be due and payable.

In addition, due to the substantial drop in oil prices, the amount and maturity dates of its current debt obligations, uncertainty regarding the availability of alternative financing, uncertainty regarding the Company’s asset sale processes and its ongoing debt restructuring process, as well as other potential factors not within the Company’s control, the Company expects that its auditor’s opinion to be issued in connection with the Company’s 2015 consolidated financial statements will include an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern.

The Company intends to file its Form 10-K within the 15-day extension period afforded by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Chad Burkhardt	(214)	265-4705
(Name)	(Area Code)	(Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).            Yes    ☑   No   ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes    ☑  No    ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A.

Forward-Looking Statements

This Notification on Form 12b-25 contains forward-looking statements, including statements regarding the Company’s financial results for the year ended December 31, 2015 and the Company’s ability to file its Form 10-K within the 15-day extension period. These statements are based on current expectations as of the date of this filing and involve a number of risks and uncertainties, which may cause actual results to differ from such estimates. The risks include, but are not limited to, adjustments resulting from the completion by the Company of its review of the Company’s financial statements for the year ended December 31, 2015, unexpected delays which the Company may incur in connection with the preparation of the Form 10-K and uncertainty regarding the Company’s ability to continue as a going concern.

TransAtlantic Petroleum Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 15, 2016	By:	/s/ Chad Burkhardt
Name: Chad Burkhardt
Title: Vice President, General Counsel and Corporate Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit A

to

Form 12b-25

Part IV, Item (3)

The Company anticipates that its Form 10-K for the year ended December 31, 2015 will contain results of operations that reflect a significant change from the year ended December 31, 2014.  The Company is unable to quantify the amount of its 2015 net loss at this time because it is still evaluating its deferred income tax accounting and consideration of its asset impairment analysis as it relates to the Company’s Albanian segment for 2015, each of which will affect the Company’s 2015 net loss.  In 2015, the Company expects to report a net loss from continuing operations of $20 million to $30 million and a net loss from discontinued operations of  $70 million to $80 million primarily due to the impairment of its Albanian segment.  The Company generated approximately $85.1 million of revenue from continuing operations in 2015 as compared to $138.8 million of revenue from continuing operations in 2014.